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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rambus Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

750917106 (CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03-00)

CUSIP No. 750917106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geoffrey Tate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 5,349,256(a) 6. Shared Voting Power 60,000 7. Sole Dispositive Power 5,349,256(a) 8. Shared Dispositive Power 60,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,409,256 (a)(b)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

(a)	Includes options to purchase 2,736,800 shares of common stock that are currently exercisable or exercisable within 60 days of January 13, 2006.
(b)	Includes 60,000 shares held of record by Mr. Tate’s wife, Colleen Thygesen Tate, as Trustee for their children.

Item 1.	(a)	Name of Issuer

Rambus Inc.

	(b)	Address of Issuer’s Principal Executive Offices

4440 El Camino Real, Los Altos, California 94022

Item 2.	(a)	Name of Person Filing

Geoffrey Tate

	(b)	Address of Principal Business Office or, if none, Residence

4440 El Camino Real, Los Altos, California 94022

	(c)	Citizenship

U.S.A.

	(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

	(e)	CUSIP Number

750917106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owed: 5,409,256 (a)(b)

(b) Percent of class: 5.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 5,349,256(a)

(ii) Shared power to vote or to direct the vote 60,000

(iii) Sole power to dispose or to direct the disposition of 5,349,256(a)

(iv) Shared power to dispose or to direct the disposition of 60,000

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006
Date

/s/ Geoffrey Tate
Signature

Geoffrey Tate, Chairman of the Board of Directors
Name/Title